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DIRECT DIAL (212) 735-2297 DIRECT FAX (917) 777-2297 EMAIL ADDRESS Maxim.MayerCesiano@Skadden.Com

April 27, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jane Park Dorrie Yale Jenn Do Lynn Dicker Division of Corporation Finance Office of Life Sciences

Re:	Waldencast Acquisition Corp. Amendment No. 1 to Registration Statement on Form F-4 Filed March 7, 2022 Amendment No. 2 to Registration Statement on Form F-4 Filed March 21, 2022 File No. 333-262692

Ladies and Gentlemen:

On behalf of our client, Waldencast Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 4, 2022 (the “Comment Letter”) with respect to amendment no. 1 to the registration statement on Form F-4 filed with the Commission by the Company on March 7, 2022 and amendment no. 2 to the registration statement on Form F-4 filed with the Commission by the Company on March 21, 2022.

April 27, 2022

Concurrently with the filing of this letter, the Company is publicly filing, via the EDGAR system of the Commission, Amendment No. 3 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) in response to the Staff’s comments. The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Form F-4 filed March 7, 2022 and Amendment No. 2 to Form F-4 filed March 21, 2022

Questions and Answers for Shareholders of Waldencast, Q: How does the Sponsor intend to vote their shares?, page xxxix

1.
We note your disclosure on pages xxxix, 21 and elsewhere in the registration statement that the Sponsor and its affiliates may purchase or enter into agreements to purchase shares from public shareholders, which could have the effect of increasing the likelihood of satisfying the requirements to approve the Business Combination. Please confirm all such purchases outside of the redemption offer will satisfy the conditions set forth in Tender Offers and Schedules C&DI 166.01.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all public securities of the Company acquired by the Sponsor and its affiliates outside of the redemption offer process will satisfy the conditions set forth in Tender Offers and Schedules C&DI 166.01.

In response to the Staff’s comment, the Company has revised its disclosures on pages xl, 22, 103, 131, 209 and 264 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, Obagi, page 2

2.
We acknowledge your revised disclosures in response to prior comments 3 and 13. Please further revise your disclosures to state whether you or Obagi have received any communications, whether oral or written, from the FDA or other similar regulatory authorities regarding the continued marketing and sale of products containing HQ or arbutin or the Skintrinsiq device, or any related issues. Please also revise to clarify whether you are aware of any other device similar to the Skintrinsiq device that pursued or is pursuing FDA authorization.

Response: The Company respectfully acknowledges the Staff’s comment, and confirms that neither it nor Obagi has received comments from the U.S. Food and Drug Administration (the “FDA”) or comparable regulatory authorities regarding the continued marketing and sale of products containing HQ or arbutin or the Skintrinsiq device.

In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 48, 50, 284, 285, 286 and 294 of the Amended Registration Statement.

April 27, 2022

3.
We acknowledge your response to our prior comment 6 that Obagi offers alternative arbutin products in jurisdictions that prohibit the dispensing of prescription products without a pharmacy or license. You also disclose on page 275 that the European Commission has expressed concerns on the potential use of arbutin in cosmetic products and for which it completed a public consultation in April 2021. Please expand your disclosure as appropriate of the use of arbutin in cosmetic products, including the risks associated with this ingredient, any statements the FDA or European Commission has made regarding this ingredient, either publicly or to you or Obagi, and clarify whether this ingredient is permitted to be used in other countries such as those in Asia-Pacific.

Response: The Company respectfully acknowledges the Staff’s comment, and confirms that neither it nor Obagi has received comments from the FDA, European Commission, or comparable regulatory authorities regarding Obagi’s use of arbutin in cosmetics products, and is also not aware of any public statements by the FDA expressing concerns regarding the use of arbutin in cosmetic products akin to the historical concerns cited by the FDA for hydroquinone, or those raised by the European Commission leading to the public consultation for arbutin in April 2021.  The Company acknowledges that the FDA has previously issued Warning Letters to companies marketing cosmetics products containing arbutin, but that such Warning Letters note that they were issued to these third parties based on certain marketing claims these third parties were making with respect to arbutin products suggesting their intended uses as drugs, and not due to any identified safety issues associated with the products.  As disclosed on pages 47 and 294, cosmetics are defined by the FDA, in relevant part, as “articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body . . . for cleansing, beautifying, promoting attractiveness, or altering the appearance.” The term “drug,” by contrast, is defined by reference to its intended use, as “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease” and “articles (other than food) intended to affect the structure or any function of the body of man or other animals.”  Thus, the FDA may assert that the intended use of a product based on its marketing claims may render the product a drug even if there is no specified safety concern regarding the ingredient, itself, as currently disclosed on pages 81, 82 and 294.  Moreover, even if a product is appropriately marketed as a cosmetic and is not represented as having an intended use that renders the product an unapproved drug, as disclosed on page 294, the FDA may prohibit or restrict the use of certain ingredients in a cosmetic product.  Arbutin is not identified by the FDA as a prohibited ingredient in cosmetic products.  In response to the Staff’s comment, the Company has also revised its disclosures on pages 48 and 285 of the Amended Registration Statement to clarify that arbutin products are permitted to be sold in the Asia-Pacific region countries in which Obagi distributes such products.

With respect to the concerns expressed by the European Commission, and as further explained on page 48, the safety of alpha- and beta-arbutin has been previously assessed by the European Commission’s Scientific Committee on Consumer Products (SCCS) in 2015 and 2008 respectively, which concluded that the use of alpha-arbutin is safe for consumers in cosmetic products in a concentration up to 2% in face creams and up to 0.5 % in body lotions, and the use of beta-arbutin is safe for consumers in cosmetic products in a concentration up to 7% in face creams provided that the contamination of hydroquinone in the cosmetic formulations remain below 1 ppm. To date, these ingredients are allowed to be used in cosmetics.  However, the SCCS highlighted in both opinions that a potential combined use of HQ releasing substances in cosmetic products has not been evaluated. Recently, the European Commission publicly expressed concern regarding the HQ content, its release, as well as the aggregate exposure from cosmetic products containing alpha-arbutin and/or beta-arbutin. This led to a new consultation with the SCCS and resulted in the identification of a number of issues in the previous submissions, in particular the stability and dermal absorption of alpha-arbutin and/or beta-arbutin, the release rate of HQ and the aggregate exposure calculation from cosmetics exposure. Following this, a call for data was launched from July 2020 to April 2021 during which interested parties were asked to contribute with data/information on the identified issues. In its preliminary opinion on the safety of alpha-arbutin and beta-arbutin in cosmetic products, dated March 15-16, 2022, the SCCS considered that it cannot conclude on the safety of alpha-arbutin (when used in face creams up to a maximum concentration of 2% and in body lotions up to a maximum concentration of 0.5%) or beta-arbutin (when used in face cream up to a maximum concentration of 7%) because not all relevant scientific data which are required for the safety assessment, e.g. data on the degradation/metabolism of arbutin when exposed to the skin microbiome/enzymes and the release and final fate of HQ, are available. This preliminary opinion is now open for comments until May 27, 2022, on the basis of which the SCCS will issue a final opinion. Scientific opinions of the SCCS that consider substances to be unsafe for cosmetic products, or only safe under certain circumstances, are typically followed by a decision of the European Commission to amend the Cosmetics Regulation to add the substance to the list of prohibited cosmetics substances (annex II) or to add the substance to  the list of substances that can only be used under certain circumstances (annex III). This means that, depending on the outcome of the SCCS safety assessment, it cannot be excluded that the use of alpha- and/or beta-arbutin in certain cosmetic products will be banned or restricted  in the EU per future EU legislation.

Risk Factors, page 38

4.
We note your revised disclosures regarding the post-transaction ownership percentage by the Sponsor, including in certain scenarios assuming various levels of redemption. Please add disclosure as appropriate, including in a risk factor, regarding any risks arising from the significant ownership by the Sponsor following the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is expected that the Sponsor will distribute the founder shares, the private placement warrants and the working capital warrants to its members following the closing of the Business Combination.  Subject to the assumptions contained in the Amended Registration Statement, following such distribution, in addition to the interests acquired pursuant to the Sponsor Forward Purchase Agreement (in the case of Dynamo Master Fund and Burwell Mountain Trust), Dynamo Master Fund will hold an ownership interest of 11.8% of the fully diluted Waldencast plc Class A ordinary shares, Burwell Mountain Trust will hold an ownership interest of 7.0% of the fully diluted Waldencast plc Class A ordinary shares, and Waldencast Ventures LP will hold an ownership interest of 3.1% of the fully diluted Waldencast plc Class A ordinary shares.  The Sponsor, as managing member of Beauty Ventures, will beneficially hold an ownership interest of 13.7% of the fully diluted Waldencast plc Class A ordinary shares.

April 27, 2022

In response to the Staff’s comment, the Company has revised its disclosures on pages 346 to 348 of the Amended Registration Statement to reflect the expected distribution of the Sponsor, as well as the updated ownership interests of the Company following the closing of the Business Combination.

Information about Obagi, page 271

5.
We note your revised disclosures in response to prior comment 14. Your disclosure continues to refer to Obagi products as “rooted in science” and “science-backed,” or refers to the products’ efficacy in terms of having the ability to prevent or improve various skin conditions. For example, you state on page 273 that Obagi Medical products’ reputation lies in the “robust clinical evidence” that you have developed, and that your Obagi Medical products use medical-grade formulations. However, you also acknowledge that the significant majority of your products are not approved by the FDA, even when required. We continue to have concerns regarding the many references in your registration statement to your products being supported by scientific studies, medical-grade, or being clinically proven, as these terms imply approval by the FDA or a similar regulatory authority. Please advise why it is appropriate to include references to various clinical trials in your registration statement when they are not the basis for regulatory approval, and to imply conclusions without discussing the underlying data. Please substantially revise your disclosures to remove any implications that your products have been approved by a regulatory authority.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure.  Obagi’s product portfolio consists of a range of cosmetic products as well as over-the-counter (“OTC”) and prescription drug products, including a line of prescription-strength HQ products that are not approved by the FDA but have been marketed pursuant to the FDA’s enforcement discretion since 1988.   While the FDA has long permitted reference to science and clinical experience in the promotion of some cosmetics so long as such references are not intended to establish drug claims, we understand the SEC’s concerns and have clarified the disclosure to further  highlight the distinctions between cosmetics and drugs under the law and how Obagi’s studies differ from clinical trials that would be used to support a marketing application to the FDA.   To that end, we have further clarified which products are – and are not – marketed pursuant to FDA approval or an OTC monograph and added disclosure clarifying that Obagi’s studies should not be deemed a substitute for clinical trials to support an application to the FDA.  Given the discussion of these differently regulated products in a single submission, we have provided additional detail to address your comments.

In response to the Staff’s comment, the Company has revised its disclosures on pages 191, 262, 280, 282, 285, 286, 287, 288 and 290 of the Amended Registration Statement.

Intellectual Property, page 284

6.
We acknowledge your revised disclosures in response to prior comment 16. We note your response that you do not believe any patents due to expire within the next five years will have a material effect on your net revenue or overall business. Please revise your disclosures on page 276 to discuss this information.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 286 of the Amended Registration Statement.

Information about Milk, page 290

7.	We note your revised disclosures in response to prior comment 17. Please revise to state the termination date or clarify the start date for the 36 months.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 307 and 308 of the Amended Registration Statement.

April 27, 2022

Sales and Distribution Strategy, page 294

8.	We note your response to our prior comment 18. Please also disclose, if true, that your distribution agreements with Sephora do not contain any minimum purchase requirements.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 303 of the Amended Registration Statement.

Exhibits

9.
We acknowledge your response to our prior comment 22, which we reissue in part. We refer to the first and fourth rows of your fee table exhibit. Please explain the inclusion for two separate rows, which appear to be for Waldencast plc Class A ordinary shares, and revise to clarify the 43,320,867 “Ordinary shares”, or advise.

Response: In response to the Staff’s comment, the Company has included a revised fee table as Exhibit 107 to the Amended Registration Statement.

10.
We note your footnote to your Exhibit index stating that certain portions of exhibits have been omitted pursuant to Item 601(b)(10) of Regulation S-K. Please revise to include a prominent statement at the top of the first page of Exhibits 10.38 and 10.39 that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included revised versions of Exhibits 10.38 and 10.39 to the Amended Registration Statement.

11.
We acknowledge your revised disclosures in response to prior comment 12. We note that the tax opinion exhibit continues to refer to assumptions, exceptions, limitations and qualifications set forth in the Registration Statement, which continues to have references to assumptions that the domestication qualifies as a F reorganization. Please revise to clarify the qualifications in the Registration Statement upon which the tax opinion relies.

Response: In response to the Staff’s comment, the Company’s counsel has revised the tax opinion at Exhibit 8.1 to the Amended Registration Statement to clarify that the Company is not qualified or otherwise limited by the Amended Registration Statement.

*     *     *     *

April 27, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2297.

Very truly yours,

/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:	Michel Brousset Waldencast Acquisition Corp.

cc:	Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Paul T. Schnell Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Schwartz Skadden, Arps, Slate, Meagher & Flom LLP

cc:	R. Scott Shean Latham & Watkins LLP

cc:	B. Shayne Kennedy Latham & Watkins LLP

cc:	Andrew Clark Latham & Watkins LLP

cc:	Phillip S. Stoup Latham & Watkins LLP

cc:	Daniel J. Espinoza Goodwin Procter LLP

cc:	W. Stuart Ogg Goodwin Procter LLP